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                            May 4, 2021

       Bret Yunker
       Chief Financial Officer
       Caesars Entertainment, Inc.
       100 West Liberty Street, 12th Floor
       Reno, NV 89501

                                                        Re: Caesars
Entertainment, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-36629

       Dear Mr. Yunker:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Performance Metrics, page 36

   1. It appears that you have identified several key performance metrics. However, it does not appear that you have
quantified those metrics in your filing. Please tell us how you determined it was
unnecessary to quantify these key performance metrics in your filing.
 Bret Yunker
Caesars Entertainment, Inc.
May 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 if you have questions.



FirstName LastNameBret Yunker                             Sincerely,
Comapany NameCaesars Entertainment, Inc.
                                                          Division of
Corporation Finance
May 4, 2021 Page 2                                        Office of Real Estate
& Construction
FirstName LastName